Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of LSB Industries, Inc. for the registration of common stock, preferred stock, debt securities, warrants, units or any combination of the foregoing and to the incorporation by reference therein of our reports dated March 12, 2009, with respect to the consolidated financial statements and schedules of LSB Industries, Inc. and the effectiveness of internal control over financial reporting of LSB Industries, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

\s\ Ernst & Young LLP

Oklahoma City, Oklahoma
September 11, 2009